

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 24, 2023

Vikram Grover
Chief Executive Officer
Himalaya Technologies, Inc.
625 Stanwix St. #2504
Pittsburgh, PA 15222

   Re: Himalaya Technologies, Inc.
     Offering Statement on Form 1-A
     Filed November 17, 2023
     File No. 024-12360

Dear Vikram Grover:

  This is to advise you that we do not intend to review your offering statement.

  We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

  We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. We also remind you that, following qualification of your Form 1-A, Rule 257 of Regulation A requires you to file periodic and current reports, including a Form 1-K which will be due within 120 calendar days after the end of the fiscal year covered by the report.

  Please contact Michael Purcell at 202-551-5351 with any questions.

       Sincerely,

       Division of Corporation Finance
       Office of Energy & Transportation

cc: Eric Newlan